

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 9, 2016

Guy Bernstein
Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 6021805

     Re: **Magic Software Enterprises Ltd.**
               Form 20-F for the fiscal year ended December 31, 2015
               Filed April 27, 2016
               File No. 000-19415

Dear Mr. Bernstein:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Stephen Krikorian for

               Craig Wilson
               Senior Assistant Chief Accountant
               Office of Information Technologies
               and Services